Exhibit 99.2

Allied Domecq

…is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants. We will deliver growth through a relentless focus on maximising our portfolio, our presence and the talents of our people. There’s a lot happening at Allied Domecq. It’s time to take a new look…

Contents

Chairman’s statement
Our portfolio
Our presence
Our people
Our performance
Key messages
Operating and financial review
Corporate social responsibility
Board of directors
Directors’ reports
Group profit and loss account
Changes in accounting policies
Group balance sheet
Group cash flow information
Independent auditor’s report
Investor information

Cautionary statement regarding forward-looking information: Some statements in this Summary Financial Statement contain ‘forward-looking’ statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’, ‘intends’, ‘plans’, ‘anticipates’, ‘estimates’ or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes:

Comparative information in the Operating and Financial Review is based on constant exchange rates except for the five-year graphs which are at reported rates. Net turnover is turnover after deducting excise duties. Profit and normalised earnings are stated before goodwill and exceptional items. Volumes are quoted in nine-litre cases unless otherwise specified.

The Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the full Annual Report and Accounts. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the full Annual Report and Accounts by writing to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK.

The auditor’s report on the Annual Accounts and the auditable part of the Directors’ Remuneration Report was unqualified and did not contain a statement under sections 237(2) and 237(3) of the Companies Act 1985.

Brands:

All brands mentioned in this Summary Financial Statement are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Chairman’s statement

These results reflect the continued transformation of Allied Domecq into a business that can drive sustained brand growth and improving earnings. This has been achieved against a background of challenging economies and adverse foreign exchange movements. Reported earnings per share grew by 7% but on constant currencies, earnings per share were up 16%. This is the fifth year of earnings growth since the sale of the UK pub business in 1999. Over this time, earnings per share have grown by almost 60% and this has been achieved after absorbing over £100m of adverse foreign exchange and pension costs. This reflects the consistent underlying strength of the business.

The Spirits & Wine business was a key driver of these results with profits up 9% at constant currencies. We saw the strongest performances in the US and in Europe, supported by excellent growth from the core spirits brands with volumes up 8%. The strength of the core brand performance is a reflection of the sustained investment in brand building over the past few years. In addition, we have continued to revitalise the portfolio through innovation. For example, we launched the new Malibu flavours, mango and pineapple, which have delivered encouraging early results. We have also introduced premium brand extensions such as Ballantine’s Black, Stolichnaya Elit and Imperial 17 year old.

The premium wine brands also performed strongly with profits up 13% in spite of the challenges facing the wine industry in some markets around the world. We continue to benefit from the diversity that our broad geographic portfolio brings and from the strength of our brands and our sales and marketing capabilities. The portfolio has also benefited from innovation with the introduction of new brands and brand extensions. We are confident that the business remains firmly on track to meet our return on investment targets.

We own some of the world’s best known spirits and wine brands, as well as leading quick service restaurant brands. More importantly, we recognise that we have a duty to market our products responsibly and to encourage our consumers to drink responsibly. At Allied Domecq, we aim to go ‘beyond compliance’ and have developed a code of marketing practices that is being applied worldwide. It goes beyond existing legislation or voluntary codes and sets a standard if there is neither. In support, we have a marketing review board, with independent experts to ensure compliance with the code. We have also been rolling out responsible drinking messages as part of our advertising. Further information on these activities and other areas was published this year in our first social report.

Others have also recognised our progress in this area; for example, we continue to lead the beverages sector in the Business in the Community Corporate Responsibility Index.

It has also been an excellent year for our Quick Service Restaurants business, with profits up 21%. The key drivers have been strong like-for-like growth through innovation and new store openings. Same store sales growth at Dunkin’ Donuts has continued to outpace the industry, supported by its successful innovation programme around new coffee offerings such as latte, cappuccino and espresso. We have also continued to extend the presence of the brands across the US and internationally.

Allied Domecq today is a very different business from that of five years ago, with a stronger portfolio of brands and improved access to key growth markets. This good progress reflects the strength of the management team led by Philip Bowman and the valuable contribution made by all the employees at Allied Domecq.

/s/ Gerry Robinson
Sir Gerry Robinson
Chairman

our portfolio…

…we operate globally building powerful, exciting brands that drive profitable growth and strong consistent cash flows. By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

Spirits & Wine

Allied Domecq Spirits & Wine operates through over 50 businesses worldwide, and owns or controls distribution of approximately 90% of our sales volume. We own or distribute 14 of the top 100 international premium spirit brands and our brand portfolio commands world No.1 or No.2 positions in six leading categories.

Core brands We focus on nine core brands which account for over half of our Spirits & Wine profit.

Ballantine’s	Beefeater	Canadian Club
5.9m cases	2.4m cases	2.6m cases
Third largest scotch whisky	World’s leading	No. 3 premium
Worldwide	imported gin	Canadian whisky

Key markets:	Key markets:	Key markets:
Spain, France, Germany,	Spain, US, Nordic	US, Canada, duty free
Italy, South Korea,
Japan, duty free

Courvoisier	Kahlúa	Maker’s Mark	Malibu	Sauza	Tia Maria
1.1m cases	3.0m cases	0.5m cases	3.0m cases	2.9m cases	0.8m cases
No. 1 cognac in UK and No. 3 in US	World’s No. 1 coffee liqueur	Premium handcrafted Kentucky bourbon	No. 2 single liqueur worldwide	Second largest tequila worldwide	UK’s leading coffee liqueur

Key markets:	Key markets:	Key market:	Key markets:	Key markets:	Key markets:
US, UK, Asia	US, Canada, Australia	US	US, UK, France, Spain	US, Mexico	UK, Spain

Premium wine

We are successfully building and running an international business in premium branded wines. Our focus is driving growth in key markets through a specialist sales capability and, where appropriate, leveraging synergies through our existing distribution.

California – US A leading producer of premium Californian wine	New Zealand New Zealand’s leading wine producer	Champagne – France Third largest champagne producer	Bodegas y Bebidas – Spain Spain’s leading wine producer	Argentina A leading producer of premium Argentine wine

Key brands:
Key brands:	Key brands:	Key brands:	Campo Viejo, Siglo,	Key brands:
Clos du Bois, Gary Farrell,	Montana, Brancott, Lindauer,	G. H. Mumm & Cie,	Ysios, Aura, Tarsus,	Graffigna,
Buena Vista, William Hill,	Church Road, Corbans,	Perrier Jouët	Marques de Arienzo	Bodegas Balbi
Haywood, Atlas Peak,	Stoneleigh
Mumm Cuvée Napa

Quick Service Restaurants

Our Quick Service Restaurants business comprises three great brands and is among the top five in the industry with over 12,000 franchised outlets worldwide. The principal locations are in the US, Canada, Japan, South Korea and the Philippines.

Dunkin’ Donuts	Baskin-Robbins	Togo’s
The world’s largest coffee and baked goods chain operates in over 28 countries No.1 in the US for serving coffee, donuts, bagels and muffins >6,100 distribution points	The world’s largest ice cream franchise operates in over 50 countries No.1 in the US for serving ice cream >5,400 distribution points	The legendary Californian sandwich shop >420 distribution points

…our presence

…we operate globally in over 50 markets. We have increased our exposure to key markets through investment in distribution and sales capabilities. Our focus is on capitalising existing market strengths and building positions in growth markets. Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

North America
	Key markets:	Turnover:
	US, Canada	£720m

	Key brands:	Net turnover:
	Kahlúa, Stolichnaya,	£632m
Beefeater, Sauza,
	Canadian Club,	Trading profit:
	Courvoisier, Malibu,	£183m
Maker’s Mark

Latin America
	Key markets:	Turnover:
	Mexico, Argentina,	£332m
Brazil
Net turnover:
	Key brands:	£268m
Sauza, Presidente,
	Don Pedro,	Trading profit:
	Ballantine’s, Anejo	£44m
Los Reyes, Azteca
de Oro

QSR
	Key markets:	Turnover:
	US, Canada, Japan,	£226m
South Korea,
	Philippines	Net turnover:
£226m
Key brands:
	Dunkin’ Donuts,	Trading profit:
	Baskin-Robbins,	£86m
Togo’s

Europe
	Key markets:	Turnover:
	Spain, UK, France,	£1,069m
Germany
Net turnover:
	Key brands:	£734m
Ballantine’s,
	Malibu, Beefeater,	Trading profit:
	Tia Maria, Whisky	£139m
DYC, Courvoisier

Asia Pacific
	Key markets:	Turnover:
	South Korea,	£320m
Japan, Australia,
	Philippines	Net turnover:
£226m
Key brands:
	Ballantine’s,	Trading profit:
	Imperial, Fundador,	£68m
Kahlúa

Premium Wine
	Key markets:	Turnover:
	US, New Zealand,	£517m
Spain, UK, France,
	Argentina	Net turnover:
£475m
Key brands:
	Clos du Bois, Mumm,	Trading profit:
	Perrier Jouët,	£98m
Montana, Iverus,
Bodegas Artesanas

Net turnover by business area%
Total £2,611m

	Spirits & Wine	£m	%
1	North America	632	24
2	Europe	734	28
3	Latin America	268	10
4	Asia Pacific	226	9
5	Premium Wine	475	18
6	Other	50	2
7	QSR	226	9
	Total	2,611

Trading profit by business area %
Total £657m

	Spirits & Wine	£m*	%
1	North America	183	29
2	Europe	139	22
3	Latin America	44	7
4	Asia Pacific	68	11
5	Premium Wine	98	15
6	Other	16	2
7	QSR	86	14
	Total	634

* Excludes £23m of Britannia

…our people

…our 12,000 employees worldwide are the key to unlocking the value of our brands. We encourage our people to be passionate about our brands by providing opportunities for development, rewarding good performance and recognising achievement. By developing our people, harnessing their talents and being an ‘employer of choice’, we will attract and retain the best people to deliver our business goals.

Our people

Ed Valle Marketing QSR US Maura Hoey Process Improvement QSR US Barbara Jackson Marketing US Lourdes Herreramoro Corporate Affairs Mexico	Sandy Mayo Marketing Nicola Marston Marketing UK Elena Colmenero HR Spain Graham Callard Marketing UK Neil Brettell Marketing Wendy Cavill Marketing UK	Allison O’Hanlon HR Dick Blanchard HR US Su-Kyong Lee Administration Korea Anjali Radcliffe Corporate Affairs UK	Keith Seard Finance US Yu-Cheon Kim HR Deputy Manager Korea Sam Bishop Information Technology UK Stephanie Kwan Financial Analyst QSR US

Katie Duncan
Corporate Affairs
Alan Tang
Finance
UK

Jong-Soo Kim
Sales Manager
Korea

Manuel Martínez Teofilo
Production
Eneas Crúz
Production
Mexico

Sheridan MacDonald
Administration
UK

Su-Jin Kwak
Senior Sales Manager
Korea

Luis Alfonso Diaz HR Mexico Ellen Walker Product Development QSR US Ramon Fernandez Marketing Barbara Benesova HR Holger Félix Commercial Process and Information Mexico Mario González Warehouse Mexico

…our performance

Financial highlights

	2004		Restated 2003		Growth	Growth at constant currency
					%	%

Spirits & Wine net turnover	£2,385	m	£2,387	m	0	5
Marketing investment behind Spirits & Wine	£421	m	£413	m	2	6
Group trading profit	£657	m	£637	m	3	11
Group profit before tax	£521	m	£491	m	6	15
Normalised earnings per share	35.5	p	33.2	p	7	16
Dividend	15.5	p	14.0	p	11
Net cash flow from operating activities	£655	m	£702	m
Free cash flow (after dividends)	£251	m	£243	m

Figures are stated before goodwill and exceptional items. Figures for the year ended 31 August 2003 have been restated for ‘FRS 17 – Retirement benefits’, ‘UITF 38 –Accounting for ESOP Trusts’ and ‘FRS 5 – Reporting the substance of transactions – Application Note G’, see page 32. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2004: £nil; 2003: £46m); free cash flow excludes the post-tax benefit (2004: £nil; 2003: £38m).

Business highlights

Spirits & Wine

• Volumes up 2%

• Net turnover up 5%

• Marketing spend up 6%

• Net brand contribution up 4%

• Trading profit up 9%

Core brands

• Volumes up 8%

• Net turnover up 7%

• Marketing spend up 9%

• Net brand contribution up 7%

Premium wine

• Volumes flat

• Net turnover up 7%

• Marketing spend up 9%

• Trading profit up 13%

Quick Service Restaurants

• Distribution points up 6%

• Combination stores up 18%

• System-wide sales up 12%

• Trading profit up 21%

Delivering improved efficiencies and cash flow

• Efficiency improvements – overheads flat, benefiting from restructuring activities

• Strong cash generation – £251m free cash flow (£407m before dividends)

• Continued debt reduction – £471m reduction

Normalised earnings per share	Dividends per Ordinary Share	Turnover £m*
pence*	pence

Trading profit £m*	Operating cash flow £m	Net debt £m

Figures here and in the Operating and Financial Review are stated before goodwill and exceptional items, and comparative information is based on constant exchange rates unless otherwise specified. All five-year graphs are at reported rates. *Turnover, trading profit and earnings per share for 2001 to 2003 have been restated for the impact of ‘FRS 17 – Retirement benefits’ and ‘Application Note G – revenue recognition’ an amendment to ‘FRS 5 – Reporting the substance of transactions’.

a fresh twist

Let’s be straight about this. There has to be a point to being different. And for us that’s being brave. And quick. And nimble. Take wine. People said you couldn’t make money out of it. So we went in worldwide. With good reason. Producing in five countries on four continents. And the result? Profits up 13% this year.

investing in brands

Our business is about brands. We’re spending more on our core brands, and spending better, because consumers will pay a premium for a brand that they know and they trust. Increased sales, premium prices, higher margins, and faster growth mean more cash to continue investing. It’s a virtuous circle. It’s the lifeblood. It’s where the value comes from.

getting connected

It’s good to talk. But we prefer to listen. Hear what people tell us. Like what sort of coffee they want. And how quickly. And how they want it at a good price. And how it tastes better when the language is simple – like small, medium and large. And that’s why Dunkin’ Donuts sells more cups of coffee in the US than anyone else. Did you hear that?

round thinking

We bottle bubbles. Think bubbles. We find out what consumers want. See a need, like super-premium vodka in the US. We think around it. We could buy one. No. Let’s bottle Stolichnaya Elit. Or we see an opportunity in flavoured white spirits. We think about that too. And bottle Malibu in mango. Or maybe tempt Spain with a premium Scotch? Yes. Hola Ballantine’s Black.

switched on

Don’t get us wrong, we know what we’re doing. But we also know that whatever you do there’s a better way of doing it. There always is. And that’s what we’re always looking for. The new way. The way beyond best practice. The process, the thinking, the structure to give us an edge. No one here gets fired for challenging the status quo.

handle with care

You can’t be too careful selling alcohol. It’s not just another product. Of course we want people to enjoy our brands – but responsibly. And we lead by example, acting responsibly, promoting our brands to a stringent code of standards. Then we let an independent panel guard the code. They won’t let us challenge even the spirit of those standards. It’s not worth it.

the world over

There’s just one bottle of money and the whole world to spend it in. So we put some into markets like China where growth is high. We like the look of Russia and South America too. So they have some. Europe and the US have different needs. But we see where the best opportunities are and pour our resources accordingly.

working together

It doesn’t matter if you’ve got the greatest brands (which we have) and the greatest strategy (which we do). Unless you’ve also got the best people, you’re like a day-old doughnut. It’s people who unlock the value in the brands. It’s people who take the strategy and make it work. We know what our people are worth and where we’d be without them.

Operating and financial review

‘We have delivered earnings growth of 16% reflecting a strong performance from the core spirits brands and good profit growth from our premium wines and Quick Service Restaurants.’

Philip Bowman,

Chief Executive

Normalised earnings per share

pence

Dividends per Ordinary Share

pence

Summary

At constant currency, normalised earnings per share have grown by 16% and reported normalised earnings per share have increased by 7% to 35.5p. The three key drivers have been:

•                  The growth of Spirits & Wine gross profit, particularly from the core brands, which contributed the majority of the incremental gross profit;

•                  The good mix growth of the premium wine brands; and

•                  The strong growth in Quick Service Restaurants.

From a geographic perspective, the growth in Spirits & Wine profit has been driven by good trading in North America, a recovery in volumes in Spain and strong value growth in the premium wine portfolio in the US and UK. This has been partly offset by declines in some markets in Western Europe and in Asia Pacific due to local economic and trading challenges. Encouragingly we stabilised the profit declines in Asia Pacific during the second half. The Quick Service Restaurants business has delivered double-digit profit growth by implementing its strategy of driving same store sales growth, new store openings and cost efficiencies.

At constant exchange rates, Spirits & Wine net turnover grew £105m (5%) to £2,385m. However, Quick Service Restaurants turnover declined by £7m reflecting the final transition of Baskin-Robbins from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. Group turnover grew by 2% at constant exchange rates. Reported turnover for the Group declined by £88m (3%) to £3,229m of which £161m related to adverse year-on-year foreign exchange movements.

At constant currency, normalised profit before tax increased by 15%. Reported profit before tax increased 6% to £521m which reflects an adverse foreign currency translation and transaction movement of £38m on restating the profit for the prior period at this year’s rates.

The Directors are recommending a final dividend of 9.67p per share giving a total for the year of 15.5p, an increase of 11%.

Outlook

Looking ahead, we anticipate that the continued momentum of the core brands, supported by our focused marketing investment, will drive volume and turnover growth, as well as higher gross margins, even though certain markets remain challenging. The premium wine brands are on track to meet the five-year return on investment targets that we set out two years ago. We anticipate that further innovation and new store openings will continue to drive double-digit profit growth in our Quick Service Restaurants business. Together, this momentum will provide us with the platform to deliver continued earnings growth in 2005.

Business drivers

Our strategy is delivering good growth in the core spirits and premium wine brands and from Quick Service Restaurants. We focus on three areas to drive competitive advantage and sustainable future growth:

•                  Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

•                  Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

•                  People: By developing our people, harnessing their talents and being an ‘employer of choice’, we will attract and retain the best people to deliver our business goals.

Our increased investment in these areas, particularly advertising and promotion, over the past four years is driving robust brand growth and strong financial results.

Spirits & Wine volumes

million cases

Spirits & Wine revenue

£m

Spirits & Wine advertising and promotion

£m

Spirits & Wine trading profit

£m

Spirits & Wine

	2004		2003		Growth
					%
Volume (9L cases)	70.1	m	68.6	m	2
Net turnover	£2,385	m	£2,280	m	5
Advertising and promotion	£421	m	£396	m	6
Trading profit	£548	m	£503	m	9

Spirits & Wine net turnover has increased through the growth of our core spirits brands and premium wine brands. Net turnover grew 5% with two percentage points from volume growth and three percentage points from price/mix improvements. Gross profit increased by £64m, or 5%, reflecting volume growth (£32m), price/mix improvements (£30m) and a lower cost of goods (£2m). The core brands and premium wines are the key drivers of the gross profit improvement.

Trading profit grew £45m (9%) after advertising and promotion investment increased by £25m (6%). Overheads were held flat even after investing significantly in our sales and marketing capabilities in the US and behind the premium wine brands. This has been achieved by driving efficiency benefits from the restructuring of the Spirits & Wine operations. The increase in advertising and promotion spend has been directed behind selected brand market combinations, particularly Sauza in the US and Mexico, Ballantine’s in Spain, Malibu in the US and Spain, Kahlúa in the US, Whisky DYC in Spain and Imperial in South Korea. This continues to reflect the rigorous way in which we allocate spend behind brands and markets; directing more behind the core brands including new campaigns and innovation, and withdrawing spend from less effective areas. As a result, we are continuing to achieve greater impact from our marketing investment.

Brand review

We manage the Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands.

Core brand volumes grew 8% and net turnover increased by 7% driven by strong growth across nearly all the brands. There is one percentage point of mix dilution caused by the successful growth of the lower margin ready-to-drink extensions, which grew volumes by 15%. Excluding the ready-to-drinks, core brand volumes and net turnover both grew by 7%. Advertising and promotion behind the core brands was up 9% resulting in net brand contribution increasing by 7%.

Spirits & Wine volume and net turnover growth

	Volume million 9L cases	Volume growth	Net turnover growth
		%	%
Core brands
Ballantine’s	5.9	6	6
Beefeater	2.4	8	10
Canadian Club	2.6	7	0
Courvoisier	1.1	3	3
Kahlúa	3.0	(1)	2
Maker’s Mark	0.5	10	15
Malibu	3.0	17	15
Sauza	2.9	20	16
Tia Maria	0.8	(11)	(13)
Core brands	22.2	8	7
Local market leaders	11.7	(2)	(2)
Premium wine	15.6	0	7
Other Spirits & Wine brands
Other spirits	12.7	0	4
Other wine	7.9	5	3
Other Spirits & Wine total	20.6	2	3
Total	70.1	2	5

The core brands are key drivers of gross profit growth with their premium positioning commanding high margins. The average gross profit per case of the core brands is more than twice that of the rest of the portfolio. As a result, they contributed the majority of the incremental Spirits & Wine gross profit. Ballantine’s and Beefeater grew well reflecting a recovery in volumes in Spain. Canadian Club volumes grew 7% with flat turnover growth reflecting the price repositioning in the US and mix dilution from the growth of ready-to-drinks in Australia. Excluding the ready-to-drinks, Canadian Club volumes grew 3% on net turnover down 1%. Courvoisier grew both volumes and net turnover by 3% reflecting good growth in the UK. Kahlúa volumes fell by 1% but price/mix improved net turnover by 2%. Price increases on Maker’s Mark helped to grow net turnover 15% while volumes were up 10%. Malibu grew volumes 17% and net turnover by 15% reflecting a mix dilution from the successful growth of ready-to-drinks in Australia. Excluding the ready-to-drinks, volumes and net turnover both grew 13%. Sauza volumes grew 20% and net turnover was up 16% reflecting price decreases in Mexico following declines in raw material costs. In the US, Sauza grew both volumes and net turnover by 13%. Tia Maria volumes declined by 11% and net turnover fell by 13%. This decline mainly reflects the one-off benefit of the initial distribution effect of the Tia Lusso launch which was not repeated this year and lower Tia Maria sales which were affected in the short-term by the focus on Tia Lusso. Looking ahead, we have developed a new marketing campaign to revitalise the Tia Maria brand.

The recovery in core brand volumes in Spain accounted for one percentage point of volume growth and overall core brand volume growth was 7% excluding the Spanish market.

Spirits & Wine volumes
70.1m nine-litre cases

%
1 Core brands	32
2 Local market leaders	17
3 Premium wine	22
4 Other Spirits & Wine	29

Spirits & Wine net turnover

£2,385m

%
1 Core brands	44
2 Local market leaders	17
3 Premium wine	19
4 Other Spirits & Wine	20

(1)         We have successfully revitalised Canadian Club with volumes up 7%. The brand grew share in the US and benefited from the success of its ready-to-drink extensions in Australia.

(2)         Sauza grew volumes by 20% this year and gained share in its key markets of the US and Mexico. The brand continues to benefit from its innovative marketing campaign, ‘Get Lost’.

(3)         Maker’s Mark is a handcrafted premium batch bourbon. Volumes were up 10% supported by the brand’s unique marketing campaign.

The local market leader brands are important contributors to overall profit and cash generation. In addition, they provide important local scale to support the development of the core brands in key markets. Among the local market leader brands, the strong growth of Stolichnaya in the US and the recovery of volumes of Whisky DYC and Centenario in Spain were offset by volume declines in the Mexican brandies and Imperial whisky. As a result, overall local market leader volumes and net turnover both declined by 2%. Marketing investment was reduced across the local market leaders by 2% and net brand contribution declined by 2%.

The premium wine brands continued to deliver a significant price/mix improvement with flat volumes and net turnover up by 7%. Marketing spend increased by 9% to deliver a trading profit increase of 13%.

The volumes of the other Spirits & Wine brands grew by 2% with net turnover up by 3%.

Market review – Spirits & Wine

The key geographic drivers are the strong growth in core brand volumes in North America which delivered good turnover and profit growth, a recovery in volumes in Spain and good value growth in the premium wine portfolio. These good results were in part offset by declines in some Western European markets as a result of unfavourable macro-economic conditions and in South Korea where the current consumer credit problems have affected consumption patterns.

The regional performance of our business is reviewed below.

North America

Growth
%
Volumes (9L cases)	5
Net turnover	9
Advertising and promotion	10
Trading profit	15

Strong trading in our North American business delivered a net turnover increase of 9% to £632m with volumes up 5%. Trading profit grew 15% to £183m after advertising and promotion grew by 10%.

In the US, we have continued to grow our share of the spirits market, reflecting the strength of our core brand portfolio and the benefits of our partnership approach with US distributors. As a result, we have grown volumes in the US by 7% and achieved good price/mix improvements to increase net turnover by 10%. Price improvements have been achieved particularly behind Maker’s Mark, Malibu and Stolichnaya. To support this momentum, we increased our marketing investment by 11% with the increase being directed mainly behind Malibu, Sauza and Kahlúa.

Malibu has continued to increase its market share of the rum category in the US. Volumes grew 31% with net turnover up 35%, reflecting the successful launch of the new flavours, mango and pineapple. The original coconut flavour has also continued to perform well with volumes up 13%. This reflects the success of the ‘Seriously Easy Going’ campaign.

Sauza grew both volumes and net turnover by 13% in the US. It continued to grow its share of the tequila category as we increased our investment in the successful ‘Get Lost’ marketing campaign. Maker’s Mark had another strong year with further share growth with volumes up 14% and net turnover up 18%.

Stolichnaya continued to perform well with volumes up 9% and net turnover up 11% helped by the introduction of brand extensions such as Stoli Razberi and Stoli Elit. Beefeater grew volumes by 4% and net turnover by 5% supported by a new advertising campaign called ‘This Is Gin’ which has been trialled in three cities and will be rolled out to further cities during 2005.

Our programme to revitalise Canadian Club has delivered volumes up 4% with flat net turnover reflecting the effect of planned price repositioning across selected States. As a result, Canadian Club has also grown its share of the Canadian whisky category. Kahlúa continued to deliver positive consumption trends with net turnover up 3% on flat volumes. Courvoisier volumes fell 2% following a strong performance last year.

Our strategy in the US is continuing to drive market share gains. The ‘first choice supplier’ programme with US distributors has brought further benefits as we have extended the contracts to new States. Around 55% of our Open State volume is now covered by these new contracts which are long-term partnerships based on sustainability and mutual benefit. In addition, the new team we put in place to manage the Control States has provided the necessary focus to drive market share gains.

Spirits & Wine advertising and promotion

£421m

%
1 Core brands	59
2 Local market leaders	16
3 Premium wine	11
4 Other Spirits & Wine	14

Spirits & Wine net brand contribution

£1,011m

%
1 Core brands	50
2 Local market leaders	17
3 Premium wine	15
4 Other Spirits & Wine	18

(4)         Beefeater grew volumes 8% supported by continued market share gains in Spain. In the US, we have run a new campaign called ‘This Is Gin’ which has many different executions including billboards, coasters and taxis.

(5)         Stolichnaya continued to perform well in the US with volumes up 9%. We launched a new campaign in October 2004 called ‘Frozen’ to build brand equity and support future growth.

Europe

Growth
%
Volumes (9L cases)	0
Net turnover	2
Advertising and promotion	(3)
Trading profit	14

Trading profit grew 14% to £139m reflecting a recovery in volumes in Spain and a good performance in the UK and Central and Eastern Europe, offset by declines in other Western European markets caused by the challenging trading conditions. Net turnover grew 2% to £734m on flat volumes.  Advertising and promotion declined by 3% as we reallocated our resources into higher growth markets in the US and Asia. In addition, cost saving initiatives held overheads flat. Outside Spain, our European volumes and net turnover both declined 3% despite the core brands growing share in key markets.

Our business in Spain grew volumes by 8% and net turnover by 12% reflecting the recovery in our volumes following last year’s destock by Spanish wholesalers. Ballantine’s grew volumes by 16% and net turnover by 20% and, while the Scotch whisky category is now in decline, the brand has continued to grow its market share to an all-time high. We have significantly increased our investment behind the Ballantine’s ‘Go Play’ campaign in Spain to maintain the brand’s momentum.  Volumes for Beefeater grew 9% while net turnover grew 16%. Beefeater became the market leader in the gin category by value with strong market share gains. We have also recently launched WET by Beefeater, a premium brand extension, in high-end on-premise accounts. Malibu has continued to gain share following new television advertising and more than 1,000 on-trade promotion events. The volumes for Whisky DYC increased by 6%, as the new marketing campaign, ‘DYC Une’, helped to improve awareness among target consumers. While the brandy market continues to decline, Centenario has maintained its leadership of the category with a 25% share.

The UK business has continued to deliver profit growth. Courvoisier extended its leadership of the cognac category with both volumes and net turnover up 9%. The brand is benefiting from new listings, a programme of on-trade events, particularly around cocktails, and an advertising programme in style magazines. Malibu has continued to grow share in both the on- and off-trade with volumes and net turnover up 8%. A new national TV and cinema campaign with the ‘Seriously Easy Going’ message increased brand awareness along with a marketing focus on mixing with cranberry. Volumes for the overall Tia Maria trademark declined when compared against high volumes associated with the Tia Lusso launch programme last year. However, Tia Lusso has retained its position as the number two selling cream liqueur by value in the UK.

The rest of Western Europe, such as France and Germany, has experienced sluggish economies and slower consumer spending. However, key brands have made good progress with market share growth in these challenging markets. For example, in France, legislative changes including price decreases have made the trading climate difficult, although we achieved market share gains with Ballantine’s. In Germany, while the spirits market has continued to decline, Ballantine’s increased its leadership of the Scotch whisky category. Ballantine’s has also achieved share gains in other markets so that its overall European market share has reached an all-time high.

In addition, we have reviewed our distribution arrangements in a number of our European markets and introduced new partnership arrangements in the Czech Republic, Benelux, Poland and Switzerland. These partnerships provide a more efficient route to market and are delivering overhead savings, improved scale and access. In Central and Eastern Europe, we have seen good profit growth in a number of markets such as Romania, Hungary and Russia and have benefited from the new distribution arrangements in the Czech Republic and Poland.

Latin America

Growth
%
Volumes (9L cases)	4
Net turnover	3
Advertising and promotion	6
Trading profit	5

Trading profit grew 5% to £44m while net turnover grew 3% to £268m despite the challenging market conditions. This performance reflects a significant improvement in the second half, with volumes up 10%, net turnover up 13% and trading profit up £6m. The key drivers for the year are the growth of the core brands, particularly Sauza in Mexico, and our Argentine wines, which have been partially offset by a decline in Mexican brandies.

(1)         Courvoisier grew well in the UK with volumes up 9%, extending its leadership of the cognac category. A new campaign is being launched in late 2004.

(2)         The ‘Unleash It’ campaign has helped to reinvigorate Kahlúa in the US through a combination of print and TV executions. A refreshed campaign is being launched for 2005.

(3)         We have continued to refresh the ‘Go Play’ campaign for Ballantine’s – our largest brand. This successful campaign was launched in 2002 and has helped to grow Ballantine’s market share to an all-time high in Europe.

(4)         Clos du Bois is our largest US wine brand and grew volumes by 13% this year. We started a new campaign in September 2004 called ‘All The French You Need To Know’.

(5)         We have launched a new campaign for Tia Maria in the UK to revitalise the brand’s growth.

Our Mexican business continued to extend its position as the leading spirits business. Sauza continued to grow its share to become the second largest tequila brand in Mexico.  Volumes were up 36% and net turnover grew 27% reflecting price reductions caused by the highly competitive tequila market as well as declines in the raw material costs. We have also increased our focus on the core brands which have delivered good growth in Ballantine’s and Kahlúa. The domestic brandy category continues to be affected by the growth of the illegal spirits market in Mexico, which has resulted in a 5% decline in our Mexican brandy volumes. However, our brands have maintained their leadership of the category, and we delivered a better performance in the second half with brandy volumes up 7% driven by Presidente, albeit against weaker comparatives. We have continued to work with the Mexican government on initiatives to tackle the growth of the illegal spirits market. The recently implemented regimes apply excise duties on all alcohol imports and production in order to prevent its diversion to the illegal market. It is too early to determine the effectiveness of these initiatives.

In Argentina, we have extended our market leadership through growth of our core spirits brands, such as Tia Maria and Beefeater, and our Argentine wine portfolio. The Argentine wine portfolio helped to grow our domestic wine volumes by 40% and net turnover by 78%. In Brazil, our Latin American wines have also helped to grow our overall Brazilian volumes by 5%. Ballantine’s also continued to perform well in the other Latin American markets.

Asia Pacific

Growth
%
Volumes (9L cases)	2
Net turnover	(3)
Advertising and promotion	15
Trading profit	(4)

The challenging trading conditions in South Korea, where a consumer credit squeeze has triggered a significant slowdown in the overall spirits market, has caused the regional trading profit to decline by 4% to £68m. Net turnover for the region fell by 3% to £226m while volumes grew 2%. Core brand volumes in the region grew 14% offsetting the declines in local market leader brands in South Korea and the Philippines. Outside of South Korea, we experienced strong growth in the rest of the region with volumes up 11% driven by good performances in Greater China, Australasia and the emerging new markets.

The consumer credit squeeze in South Korea has slowed consumer spending which has badly affected the spirits industry. As a result the whisky category has declined by 26% since August 2003 but our total market share improved by 1.4 percentage points to 34%. We improved our share across the premium, deluxe and super-premium categories. The premium (12 year old) category has been most affected, declining 29%, while Imperial Scotch whisky maintained its market leadership with volumes down 22%. We have, however, continued to grow our share of the premium whisky category to an all-time high. The more premium-priced brands have fared better as the consumer base is relatively less affected by the credit squeeze. This trend is continuing to support a mix benefit for Ballantine’s aged whisky. In addition, in December we successfully launched Imperial 17 year old Scotch to broaden our access to this more premium-priced category. This was the main driver for the 15% increase in advertising and promotion in the Asia Pacific region. Our work with Imperial 17 year old and Ballantine’s Masters has grown our share of the deluxe premium category in South Korea.

In Australia, our volumes grew 29% driven particularly by the success of our ready-to-drink extensions and good growth from Ballantine’s and Malibu. The ready-to-drink formats are based on Canadian Club, with CC Club and CC Cola growing volumes by 40%, and the recent launch of Malibu Chill which has been very well received. The base Malibu brand also grew strongly in Australia with volumes up 25%. In the Philippines, Fundador has maintained its position as the largest international spirits brand but incurred volume declines of 14% as a result of increasing competition from low-priced Spanish imports and the difficult economy. Sales in Japan improved this year, driven particularly by Ballantine’s aged whisky.

Our business in China has progressed in building organisational capabilities and a sales network. This delivered good growth from a small base such that volumesgrew by 75% driven by Ballantine’s, up 90%, and Courvoisier, up 74%.

Premium Wine

Growth
%
Volumes (9L cases)	0
Net turnover	7
Advertising and promotion	9
Trading profit	13

Quick Service Restaurants trading profit

£m

Quick Service Restaurants distribution points

Quick Service Restaurants distribution points

12,024 points

%
1 Dunkin’ Donuts	51
2 Baskin-Robbins	45
3 Togo’s	4

Quick Service Restaurants system-wide sales

£2,718m

%
1 North America	84
2 International	16

(6)         The strong US same store sales at Dunkin’ Donuts continues to outpace the industry which reflects its successful programme of innovation and marketing. The new range of espresso, latte and cappuccino drinks we launched in October 2003 has reinforced Dunkin’ Donuts’ No. 1 position in the US for selling coffee by the cup.

The premium wine brands have grown strongly with trading profit up 13% to £98m. Net turnover increased by 7% to £475m on flat volumes which reflects a strong price/mix improvement of 7%. Advertising and promotion increased 9% primarily behind our champagne brands. Our continued focus on value and mix improvement is delivering improving returns on investment and we are on track to reach our targets. These excellent results have been achieved at a time when many other wine companies have struggled against a challenging wine market. It demonstrates the strength of our wine brands and the benefits of our geographic diversity which have provided a natural hedge against recent variations in wine cycles. We have also improved our capital efficiency both by better working capital management and through disposal of non-strategic assets. These capital savings along with the profit growth are driving higher returns.

Our premium-priced wines (£5 or US$7 retail price and above) represent around 55% of the portfolio by volume but around 85% of the portfolio by value. Our strategy is to shift the mix of our wine portfolio towards these more premium categories and away from the value category. As a result, we delivered flat overall volume growth reflecting a strong performance in the premium categories offset by the declines in the value categories. It was helped by a significant growth in premium wine volumes during the second half with overall volumes up 4% and net turnover up 9%.

We had a very strong year in the US, our largest wine market, with overall volumes up 14% and net turnover up 17%. Our largest US brand, Clos du Bois, was the key driver with volumes up 13%. Its core chardonnay varietal grew well and we also benefited from the introduction of a new shiraz varietal. The successful launches of the Jerry Garcia label and Mumm ‘M’ were also helpful growth drivers. Mumm Cuvée Napa experienced overall strong growth with volumes up 14%. The addition of the Gary Farrell icon wines into the portfolio has also helped to improve the credibility and breadth of the US domestic portfolio. The other key growth driver was the continued introduction of wine imports into the US market, particularly from New Zealand, Champagne and Spain. The New Zealand wines, which we market under the Brancott label in the US, delivered volume growth of 38% and our champagne volumes in the US increased by 36%. Both our domestic and imported brands benefited from broader distribution and improved sales and marketing capabilities within the US market.

The UK wine business delivered good growth with volumes up 7% and net turnover up 10%. There was good growth from a range of brands from different production regions. The New Zealand brands grew volumes and net turnover by 9% in spite of the supply shortage resulting from last year’s reduced grape harvest. The Spanish Rioja brands benefited from the strength of our UK distribution, with Campo Viejo volumes up 24% and net turnover up 34%. The champagnes have also delivered net turnover growth of 6% as we have increased prices, particularly on Mumm. Our largest Argentine wine brand, Graffigna, also saw good growth with volumes up 17% and net turnover up 26%.

Our wine sales in Australia and New Zealand had a slow start to the year. The domestic sales in New Zealand declined, primarily reflecting the grape supply shortage caused by last year’s frost damage. Consolidation among the retailers also put pressure on sales. However, we restructured our operations in New Zealand and Australia and, coupled with the improving supply situation, we saw good net turnover growth across all brand categories in the second half. The grape harvest in 2004 was at record levels and will support future growth even though overall supply remains tight in the New Zealand market. The premium positioning of our portfolio and the tension in grape supply will support continued value growth from our New Zealand operations.

In Spain, we restructured our operations and continued to focus on driving the mix shift from low value table wine to more premium categories. In the second half, our volumes grew 5% and net turnover grew 10% with good growth across the premium portfolio. In the year as a whole, volumes declined 7% but delivered seven percentage points of price/mix improvement to give flat overall turnover.

Global Operations and Duty Free

During the year, we restructured our Global Operations activities around a simpler functional model based upon regional manufacturing units, supply chain, procurement, finance, human resources and technical operations. This new structure is enabling us to leverage our global scale more effectively, to transfer best practice, to speed up decision-making and deliver better utilisation of our assets. Global Operations has continued to improve productivity by 3% for Spirits & Wine, measured as cases produced per employee.This improvement has been achieved across the key production centres.

‘Our focus on consistent profit growth and working capital management is delivering improved cash flows. As a result, we have continued to reduce our net debt.’

Graham Hetherington,

Chief Financial Officer

(1)         Togo’s is a popular sandwich brand on the West Coast of the US. During the year, we have worked with our franchisees to refurbish around half our stores to refresh the brand’s appeal to consumers.

(2)         We have trialled a new store format for Baskin-Robbins in California with encouraging early results.  It includes new products such as soft serve ice creamtowhichcustomers can create their own toppings and a new beverage bar to increase our focus on high margin beverages.

Our Duty Free business has grown well with core brand volumes up 8%. The growth came from nearly all the brands with particularly strong performances from aged Ballantine’s in Asia, Sauza in the US and Europe, Beefeater and Canadian Club in the US. Traffic numbers have improved during the year, particularly in Asia and the US which were affected by the SARS virus and the Gulf War, respectively, last year. The premium wine brands also performed well with good growth from across the portfolio following improved distribution and listings in airport shops.

Quick Service Restaurants

•     Distribution points up 6%

•     Number of combination stores up 18%

•     System-wide sales growth of 12%

•     Turnover down 3%

•     Trading profit up 21%

Quick Service Restaurants had an excellent year with profits up 21% to £86m driven by continued growth in same store sales, the contribution from new stores and from the cost savings resulting from last year’s reorganisation. Distribution points increased by 6% with new store openings in both the US and internationally. Global system-wide sales increased by 12%. However, overall turnover has fallen by 3% (£7m) to £226m, reflecting the final transition of Baskin-Robbins from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. Excluding the effect of this outsourcing, turnover is up 6%. Gross profit increased by 6% to £208m.

Dunkin’ Donuts is the key growth driver for QSR with a 13% increase in global system-wide sales. This reflects US same store sales up 6.9% and a 6% increase in global distribution points. The same store sales growth exceeds the rate for the overall industry and is driven by innovation and excellent marketing. In particular, a new range of coffee offerings including latte, cappuccino and espresso products was launched in October 2003. During the summer, the range was extended to include iced coffee options which also proved very popular. The launch exceeded all expectations and helped beverages to grow by 13%. The launch has been supported by the introduction of new high-speed coffee machines that support Dunkin’ Donuts’ reputation for speed, quality and value for money. On the baked goods side, we introduced a new apple pie product and new breakfast sandwich formats.

Baskin-Robbins grew global system-wide sales by 10%. This was driven by same store sales growth and a 7% increase in new store openings. US same store sales grew 2.1%, benefiting from a movie co-promotion with the recent Dreamworks film, Shrek 2, which saw the launch of new flavours such as Fiona’s Fairytale, Shrek’d Out Chocolate Mint and Shrek’s Hot Sludge Sundae. We also relaunched Cappuccino Blast for the summer with good results and successfully trialled a new store format in California. The key innovations for the new store concept are a beverage bar, a new cake display and the introduction of a new soft-serve ice cream to which customers can add their own toppings. The initial results are encouraging. To support the international business, which accounts for almost half of Baskin-Robbins stores, we introduced a global advertising fund in conjunction with the franchisees to deliver a more co-ordinated and cost-effective approach to marketing in our international markets.

The difficult economic conditions in California and the increasingly competitive environment has held back the sales of Togo’s which recorded an 8% decline in system-wide sales. However, the store innovation and refurbishment programme, which has now covered around half of the stores, is delivering improved results. The new store formats provide improved menu boards and we have introduced new products such as low carbohydrate bread and new salad dressings.

Multi-branded stores, which combine the Dunkin’ Donuts and Baskin-Robbins restaurants in one location, increased by 18% to over 1,300 store locations. This is a key driver of new store openings and is supported by the brands’ complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

This year’s results also reflect the benefit of the restructuring that we implemented during 2003. The new structure has increased the focus on the three brands and is improving operational systems and standards, menu and product development and the expansion of the international business. We have also generated cost savings in the period of £6m.

Net debt

£m

Net cash flow from operating activities

£m

(3)         Trudy Stewart Contract Administrator QSR US

(4)         Heather Sabia Sales US

Britannia Soft Drinks

The Group’s share of Britannia’s profits for the period was £23m (2003: £20m). Allied Domecq and the other shareholders of Britannia Soft Drinks Limited have also agreed subject, inter alia, to market conditions, to consider an initial public offering of Britannia Soft Drinks, between 1 January 2005 and 31 December 2008. Allied Domecq has a 23.75% share of Britannia Soft Drinks Limited.

Taxation

The normalised tax charge for the year has remained at 24%, in line with last year.

Goodwill and exceptional items

Goodwill amortisation totalled £40m (2003: £40m). The exceptional items include profits on property disposals (£14m), an additional profit on the disposal of Panrico (£20m), offset by costs incurred in restructuring the Spirits & Wine business (£31m) and asset write-downs (£5m).

Property disposals related primarily to assets within the premium wine business. The consideration for the disposal of our 50% interest in Panrico in March 2000 included an additional payment of £20m to be paid by the end of March 2006 or earlier, contingent upon future events. On 19 August 2004, we agreed to receive this payment from Panrico in full and final settlement of the original sale and purchase agreement.

The restructuring programme is aimed at reducing the overlap between central, regional and market-focused functions and has enabled us to be leaner and more efficient, speed up decision-making and reinforce accountability throughout the business. The programme has delivered operational savings this year of £15m.

Cash flow

Last year, cash flow benefited from the Mexican excise rebate of £38m (net of tax) and the timing of duty payments of around £40m. Excluding these non-repeatable items, free cash flow improved by £88m despite absorbing a number of additional outlays such as increased pension contributions and restructuring costs. We have continued to focus on trade working capital management and reducing the level of capital expenditure and active management of the asset base through disposals of non-strategic assets. Our interest payments were £10m lower compared with last year, benefiting from the lower average net debt.

Treasury operations and foreign exchange

The Group operates a centralised treasury managing interest rate and foreign exchange risk and financing. The Board agrees and reviews risk management policies.

We operate a prudent hedging policy. Net currency exposures on transactions are hedged forward for between 12 and 18 months using a blend of foreign exchange forwards and options. As hedges fall away, if the currencies remain depreciated, the margins of the imported products are negatively affected.

It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings into Sterling. For constant rate reporting purposes, our prior year profit before tax was reduced by £38m, primarily due to the weakening of the US dollar and Mexican peso.

We anticipate, based on current exchange rates and the hedge contracts in place, that trading profit will be adversely affected during the next financial year by around £30m, including £20m from currency exposures on transactions.

Our balance sheet is also exposed to currency translation impacts. Our policy is to match our currency of debt in proportion to foreign currency earnings in order to reduce this exposure.

The amount of risk to any counterparty is restricted according to their credit rating. We continually monitor our exposure to counterparties and for any changes in their credit rating.

Exposures to interest rate fluctuations charged against our borrowings are managed using interest rate swaps and interest rate options. It is our policy to keep between 60% and 80% of net debt at fixed rates of interest with a target of 70%.

Net debt has reduced by £471m during the year from £2,412m to £1,941m. This improvement includes a favourable currency translation impact on our borrowings of £193m, which is largely due to the US dollar weakness. Net debt reduction from cash flows was £278m, benefiting from the Panrico receipt (£20m).

At 31 August 2004, EV gearing (net debt as a percentage of market capitalisation plus net debt) was 28% (2003: 36%). Interest cover based on normalised EBITDA was 5.4 times and cover based on normalised EBITA was 4.8 times.

(1)         Louise Crawford
Pensions
UK

(2)         Jong-Mi Lee
Assistant Manager
Korea

(3)         Juan Laso
Treasury
Spain

(4)         Maria Gálvez
IT Business Coordinator
Spain

Pensions

As anticipated, the profit and loss charge under FRS 17 was £51m (2003: £49m), with a £32m (2003: £29m) charge within trading profit and a £19m (2003: £20m) impact within finance charges. Within the framework of FRS 17, we are able to confirm the charge for 2005 will be similar to 2004.

The post-tax deficit included in the balance sheet at 31 August 2004 was £387m compared with £405m at 31 August 2003.

New accounting standards and other global GAAP issues

UK standards

We have adopted ‘FRS 17 – Retirement benefits’ from 1 September 2003 which has led to a restatement of the figures for the year ended 31 August 2003, with a £16m increase in trading profit, a £20m increase in finance charges and a £1m decrease in the tax charge.

The amendment to ‘FRS 5 – Reporting the substance of transactions’ has resulted in a number of items which were previously classified as operating costs (£69m) and advertising and promotion (£24m) to be treated as discounts, reducing turnover by £93m for the year ended 31 August 2003. Trading profit was not affected.

The impact of these accounting standards on the profit and loss account for the year ended 31 August 2003 is summarised in the tables opposite.

We have also complied with ‘UITF 38 – Accounting for ESOP Trusts’ which has resulted in a reclassification of shares held in employee trusts from investments to Shareholders’ funds, reducing net assets by £129m at 31 August 2003. There were no changes to reported profits for the year ended 31 August 2003.

International Financial Reporting Standards

All EU companies listed on an EU stock exchange will be required to report their consolidated accounts in accordance with International Financial Reporting Standards (‘IFRS’), as published by the International Accounting Standards Board (‘IASB’), for all accounting periods commencing on or after 1 January 2005.

Accordingly, we will present our first set of full financial statements under IFRS for the year ending 31 August 2006. This will require a full profit and loss account, balance sheet and cash flow statement for the year ending 31 August 2005 for comparative purposes. For US GAAP reporting, the US Securities and Exchange Commission has yet to determine whether we are also required to present comparatives for the year ended 31 August 2004.

We have established a project team to ensure that appropriate processes and procedures are in place to achieve the transition to IFRS. The project team is addressing all implementation aspects, including changes to accounting policies, systems implications and wider business issues that may arise. The implementation plan is dependent upon the completion of the standard-setting process by the IASB and the endorsement of such standards by the EU.

The Group has not yet determined the full effects of adopting IFRS. However, at this stage we believe that the major differences between our current accounting practice and IFRS will relate to accounting for financial instruments, accounting for business combinations, and accounting for fixed assets and stock under the agriculture standard.

US GAAP

In the course of our preparatory work to convert our financial statements from UK GAAP to IFRS, we have identified the need to correct our prior reconciliation to US GAAP. The correction relates to the foreign currency translation of certain assets and liabilities in connection with the functional currencies used in past business combinations. The Group has restated the US GAAP reconciliation for prior periods and the impact in 2003 was a £1m charge on net income, a £105m credit to comprehensive income and a £26m reduction in Shareholders’ equity. This reconciliation does not affect any of our UK GAAP financial statements or cash flows under US or UK GAAP.

Constant exchange rate reporting

The following tables provide a reconciliation between the 2003 reported results and those shown at constant exchange rates in the Operating and Financial Review.

Geographical analysis – Group turnover and trading profit

In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year’s actual exchange rates, as shown in the full accounts. The table to the right shows the foreign exchange effect of restating last year’s reported trading profit for each region at this year’s actual exchange rates. ‘Others’ in the table includes Global Operations (including profit from the sale of bulk whisky), stand-alone duty free operations and central costs not allocated to sales and marketing regions. The profit decline in ‘Others’ principally reflects increased central marketing costs and the additional costs associated with the implementation of the requirements of the Sarbanes-Oxley Act of 2002 and International Financial Reporting Standards.

Free cash flow after dividends

£m

(5)         Kev Rowlands
Finance
UK

(6)         Raquel Campillo
Paralegal
Spain

	2003				2004
		FRS 5/				Growth
	Reported	FRS 17	Foreign	At 2004	Reported	at 2004
Group	2003	restatement	exchange	exchange	2004	exchange
	£m	£m	£m	£m	£m	%
Turnover	3,410	(93)	(161)	3,156	3,229	2
Trading profit	621	16	(43)	594	657	11
Finance charges	(126)	(20)	5	(141)	(136)	(4)
Profit before tax	495	(4)	(38)	453	521	15
Taxation	(119)	1	9	(109)	(125)	15
Minority interests	(16)	—	—	(16)	(14)	(13)
Earnings	360	(3)	(29)	328	382	16
Weighted average number of Ordinary Shares (millions)	1,075	—	—	1,075	1,076
Normalised earnings per share (pence)	33.5	(0.3)	(2.7)	30.5	35.5	16

	2003				2004
		FRS 5/				Growth
	Reported	FRS 17	Foreign	At 2004	Reported	at 2004
Spirits & Wine	2003	restatement	exchange	exchange	2004	exchange
	£m	£m	£m	£m	£m	%
Turnover	3,151	(93)	(135)	2,923	3,003	3
Duty	(671)	—	28	(643)	(618)	(4)
Net turnover	2,480	(93)	(107)	2,280	2,385	5
Advertising and promotion	(437)	24	17	(396)	(421)	6
Trading profit	522	16	(35)	503	548	9

Geographical analysis – Group net turnover

	2003				2004
		FRS 5/				Growth
	Reported	FRS 17	Foreign	At 2004	Reported	at 2004
	2003	restatement	exchange	exchange	2004	exchange
	£m	£m	£m	£m	£m	%
North America	649	(15)	(55)	579	632	9
Europe	762	(49)	10	723	734	2
Latin America	303	(2)	(41)	260	268	3
Asia Pacific	258	(12)	(14)	232	226	(3)
Premium Wine	463	(12)	(5)	446	475	7
Others	45	(3)	(2)	40	50	25
Spirits & Wine	2,480	(93)	(107)	2,280	2,385	5
QSR	259	—	(26)	233	226	(3)
Total	2,739	(93)	(133)	2,513	2,611	4

Geographical analysis – Group trading profit

	2003				2004
		FRS 5/				Growth
	Reported	FRS 17	Foreign	At 2004	Reported	at 2004
	2003	restatement	exchange	exchange	2004	exchange
	£m	£m	£m	£m	£m	%
North America	182	—	(23)	159	183	15
Europe	114	—	8	122	139	14
Latin America	54	—	(12)	42	44	5
Asia Pacific	78	—	(7)	71	68	(4)
Premium Wine	95	—	(8)	87	98	13
Others	(1)	16	7	22	16	(27)
Spirits & Wine	522	16	(35)	503	548	9
QSR	79	—	(8)	71	86	21
Britannia	20	—	—	20	23	15
Total	621	16	(43)	594	657	11

Corporate social responsibility

Our Shareholders don’t want us chasing short-term profits at the expense of long-term prosperity. Rather, they want us to build a sustainable business. To do this we have to balance three different sets of priorities: economic, environmental and social.

(1)         Allied Domecq Social Report 2004.

(2)         At Dunkin’ Donuts, we have introduced in-store information on healthier choices and the nutritional content of our products.

(3)         Allied Domecq’s corporate advertisement for responsible drinking.

We scored 92% in the 2003 Business in the Community UK index of corporate responsibility, compared with 78% in 2002. This places us in the premier league of companies, coming 24th. These figures establish us as sector leaders, ahead of both Diageo (34th) and Scottish and Newcastle (82nd) in the ‘Top 100 Companies that Count’. We’re also listed in the FTSE4Good and the Dow Jones Sustainability Indexes.

Economic

Companies are increasingly going to be judged by how they behave as well as how much they earn. Through the jobs we create, the taxes we pay and the services they help to fund, we have an impact on the wider economies of every place we operate. And experience tells us that being responsible in our approach to society and the environment makes sound business sense in the long-term.

Environmental

We try to make a positive difference in the places where we operate – to the people who live and work there as well as to the natural environment. And what we’ve already achieved in this area has put us at the forefront of our industry.

We’re the leader in our sector for the eighth consecutive year in the Business in the Environment index, and we are working towards all production units achieving the three leading international standards for quality, environmental, and health and safety (ISO 9001:2000; ISO 14001; and OHSAS 18001). Over 80% of our production sites have plans in place to minimise water use, reduce waste and CO2 emissions, and save energy.

Examples of the practical impact of our environmental policy can be found in the ‘our responsibilities’ section of our website (www.allieddomecq.com).

Social

As one of the world’s largest producers of alcoholic drinks we have always been aware that our business has responsibilities that go well beyond our duty to make money for shareholders.

Alcohol can be life enhancing, and brings pleasure to millions of people. But if it’s abused it can cause damage.

As a company that operates all over the world, we’re highly sensitive to the different attitudes to alcohol in different societies. All young people should be protected from the ill-effects of inappropriate or under-age drinking, and every year we support suitable programmes.

Whenever and wherever we market our products we take enormous care not to encourage excessive drinking, or inadvertently target people under the legal drinking age. We believe in sticking to our own marketing code, even when it’s more restrictive than local legislation. And as far as we know, we’re the only major alcoholic drinks company in the world that asks an independent review board to check the integrity of its advertising.

The Marketing Review Board meets four times a year to advise us on whether we are abiding by our own standards, helps us identify and address any risks that a particular campaign might pose to our reputation – locally or across the world – and also helps us to anticipate issues before problems arise.

As a major provider of foodstuffs through our Quick Service Restaurants businesses – Dunkin’ Donuts, Baskin-Robbins and Togo’s – we are also supporting industry efforts on issues of wellness and nutrition.

In April 2004, we enhanced our ethical trading policy. To assess compliance we issued a self-assessment questionnaire to current suppliers and, by August 2004, 715 suppliers, equating to an annualised spend of £680 million, had completed it. The new policy is now part of all new and renewed contracts.

We believe our suppliers have a role to play in ensuring that we build a truly sustainable business. High workplace standards, good health and safety, fair pay and employment conditions, no discrimination or bribery, and care for the environment are elements of any successful, professionally-run business.

The next steps will include extending the coverage of the policy and resolving areas of non-compliance. We recognise, however, that within our supply chain, there are many different national cultures, with their own laws, norms and traditions, which we must respect. Some suppliers will face more complex issues than others in implementing the policy. In these areas, we are committed to working with all relevant bodies to deliver effective action plans for change.

Also in April 2004, we published our first Social Report. This describes Allied Domecq’s performance in respect of the broader responsibilities of the business and towards the people who work for it. Once again a copy can be found in the ‘our responsibilities’ section of the corporate website (www.allieddomecq.com).

As a company we have values that we try to live by, that reflect how we are and what we aspire to. And we like to think that ours are more than just words.

We pay attention to the work/life balance. We’re investing in better data collection systems to more accurately measure our health and safety and environmental performance. We carry out six-monthly surveys of our staff to find out what they think and feel about the Company – and if they say we need to change things, we do.

These surveys have been carried out since 1997 and we have seen an overall improvement over that time. Our most recent results were again higher and we also benchmark well against other companies.

We know we don’t have all the answers yet and there are a lot of things we need to do better. But we’ve made a start.

UK

Allied Domecq, employment charity Tomorrow’s People, and The Salvation Army have launched an innovative new project to help Bristol’s homeless and unemployed – a difficult-to-reach group, many of whom are unable to find a job as they have no home, and can’t find a home as they have no job.

The initiative is being funded by the European Social Fund and Allied Domecq, and will run for two and a half years. Hundreds of people will be helped to rebuild their lives and eventually re-enter the workplace.

US

Our Hiram Walker plant in Fort Smith, Arkansas, held an ‘Earth Day’ celebration for employees and their families.

There was a colouring contest for kids, a trivia quiz about recycling and the environment, and an ‘Energy Conservation Tree’ where employees hung up their own ideas about how to save energy at work.

Everyone went home with a sapling to plant in their yard, and hundreds of young trees are now growing all over town.

US

The Maker’s Mark distillery in Kentucky has achieved three international standards for quality, environmental and health and safety with flying colours.

The lead auditor from Lloyds Registrar of Quality Assurance, which carried out the assessments, was so impressed with the work the Maker’s Mark team had done he said it was the first time he had ever conducted such an audit without recording any non-conformities or issuing any improvement notes.

‘This,’ he said, ‘is a remarkable achievement.’

Spain

By employing people with disabilities in the Asprodema workshops in La Rioja to stick the jute sackcloth covering on to bottles of Siglo Saco, Bodegas y Bebidas is helping to overcome the basic hurdle these people face – finding a job.

Working helps to improve the quality of life of these people and their families, by tackling the problem of social exclusion.

Mexico

Workers at the Sauza distillery are teaching their colleagues to read and write after research indicated that only 26% of field workers had completed secondary education.

Parts of the warehouses have been turned into a school to provide free numeracy and literacy classes for our employees, their families and others in the community. And 18 of our staff – from warehouse managers to a tractor driver – have been trained as teachers by the Institute of State Education.

New Zealand

In order to enable the people of Auckland to enjoy the beauty of the indigenous bush and have access to the region’s largest stands of ancient kauri trees, Allied Domecq Wines New Zealand provided $200,000 over two years to enable the construction of an eight kilometre walking trail.

Using environmentally sensitive structures to protect the land and flora, park rangers have now completed a project that saw 62,000 visitors to the park last year.

Mosaic

We want to inspire every individual who works for us, and every one of our business units, to find their own way to do something positive for the world around them, as part of their everyday business life.

Because we’ve found that we make the most positive contribution to a local neighbourhood when we allow our people who live and work there to decide how best to do it.

We call this approach our Mosaic –thousands of small pieces that together add up to something truly worthwhile.

Here are just a few examples of the £4.5m spent on local projects by our companies around the world – half of which is on projects in the local community, a quarter on alcohol education and responsible drinking, and the rest on a variety of arts and environmental initiatives.

Board of Directors

Sir Gerry Robinson Non-Executive Chairman

Appointed a Director in February 2002 and Non-Executive Chairman in April 2002. He was formerly Chairman of Arts Council England, Granada, British Sky Broadcasting Group and ITN. Aged 55.

Paul Adams

Appointed a Non-Executive Director in December 2003. He is the Chief Executive of British American Tobacco. Aged 51.

Bruno Angelici

Joined the Group as a Non-Executive Director in August 2003. He is the Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at Astra Zeneca. Aged 57.

Philip Bowman Chief Executive

Joined the Board in 1998 and was appointed Chief Executive in August 1999. He has previously served as an Executive Director of Bass and Coles Myer, a Non-Executive Director of British Sky Broadcasting Group and Chairman of Liberty. He is currently a Non-Executive Director of Burberry. Aged 51.

Donald Brydon Senior Independent Non-Executive Director Joined the Group as a Non-Executive Director in 1997 and is Chairman of the Allied Domecq pension trusts. He is Chairman of AXA Investment Managers, Smiths Group and the London Metal Exchange and a Non-Executive Director of Scottish Power. Aged 59.

Graham Hetherington Chief Financial Officer

Joined the Group in 1991 and Allied Domecq Spirits & Wine in 1995. He was appointed Finance Director of Allied Domecq Spirits & Wine in 1998. He became a Director of Allied Domecq in June 1999 and was appointed Chief Financial Officer in August 1999. Aged 45.

John Rishton

Appointed a Non-Executive Director in December 2003. He is the Chief Financial Officer of British Airways. Aged 46.

David Scotland President, Wines

Has been a Director of Allied Domecq Spirits & Wine since 1992 and a Director of Allied Domecq since 1995. He is also a Non-Executive Director of Photo-Me International and Brixton. Aged 56.

Richard Turner President, Global Operations

Joined the Group in 1982. Appointed President, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a Director of Allied Domecq in June 1999. Aged 55.

Leonard Quaranto

General Counsel & Company Secretary

Directors’ reports

The Directors are pleased to present their Directors’ reports which  are a summary of the information contained in the Annual Report  and Accounts for the year ended 31 August 2004. The information  contained in the Directors’ Remuneration Report has been audited  to the extent required by the Companies Act 1985.

Summary Directors’ report

Business review and future developments

The Chairman’s Statement and the Operating and Financial Review  on page 1 and pages 14 to 23 provide a review of the business  and likely future developments.

Dividends

An interim dividend of 5.83p per share was paid on 30 July 2004  and the Directors are pleased to recommend a final ordinary dividend  of 9.67p per share, making a total for the year of 15.5p. The final  dividend will be paid on 2 February 2005 to shareholders on the  register on 7 January 2005.

Annual General Meeting

The AGM will be held on 28 January 2005 at the Landmark London  Hotel, 222 Marylebone Road, London NW1 6JQ. Details of the  business to be considered at the AGM and the Notice of Meeting  are included in the accompanying Chairman’s Letter.

Directors

The names and brief biographical details of the Directors as at  20 October 2004 are given on page 26. During the year Paul Adams  and John Rishton were appointed and Sir Ross Buckland, Peter Jacobs  and David Malpas retired as Non-Executive Directors. In accordance  with the Articles of Association, Graham Hetherington, David Scotland  and Richard Turner retire at the forthcoming AGM and offer themselves  for re-election.

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

20 October 2004

Summary corporate governance statement

The Company was in compliance throughout the financial year  with the Code provisions set out in Section 1 of the Combined Code  except that Executive Directors were engaged on employment  contracts subject to 24 months’ written notice given by either party  until new employment contracts with a 12 months’ written notice  period were entered into on 20 October 2003.

Summary Directors’ remuneration report

Remuneration policy

This report summarises the Company’s current policy on Directors’ remuneration. During the year the Remuneration Committee have conducted a review of the long term incentive arrangements for the Group’s senior executives. This review has been designed to maintain essentially the same overall level of remuneration. Details of the proposed changes are included below.

Allied Domecq operates in global and highly competitive markets. With over 90% of trading profit generated outside the UK and over half of trading profit derived in the Americas it is vital that the Company operates a remuneration policy appropriate to its global executive talent pool.

Accordingly, the remuneration policy is designed to provide remuneration which:

•           Takes account of practice in the relevant markets;

•           Aligns the interests of executives with those of shareholders by placing heavy emphasis on the linkage between pay and sustained business performance; and

•           Provides a high proportion of total reward in Allied Domecq shares delivered over a number of years.

The Group’s reward strategy is for base salaries and benefits including pensions (or cash allowances paid in lieu of benefits) to reflect the relevant market median position and for total compensation to be performance-driven to higher than market median levels as appropriate. This strategy is consistent with the Group’s belief that performance should determine a significant proportion of the total remuneration package for all employees (including Executive Directors).

The fees of the independent Non-Executive Directors (excluding the Chairman) are determined by the Board as a whole, on the recommendation of the Executive Directors, within the overall amount authorised by shareholders. Directors do not participate in decisions regarding their own remuneration. The fees paid to independent Non-Executive Directors are designed to recognise the significant responsibilities of Directors and to attract individuals with the necessary experience and ability to make an important contribution to the Group’s affairs. The fees, which are neither performance-related nor pensionable, are comparable with those paid by other FTSE 100 companies. Non-Executive Directors do not receive any share options or long term incentive awards.

The relative importance of fixed and performance-related remuneration for the Executive Directors based on the remuneration policy set out in this report is broadly as follows:

Remuneration mix

1       Base salary/benefits

2       Performance-related bonuses

3       Long Term Incentives

	Base salary/ benefits	Performance- related bonuses	Long Term Incentives	Total
All Executive Directors	28-34%	26-32%	30-45%	100%

Note

(1)          The above information is based on current base salaries and other benefits, maximum potential bonus payments and associated maximum deferral/matching of bonuses and expected value for long term incentives. It excludes pension benefits or pension allowances paid in lieu thereof and participation in all-employee share plans.

Long Term Incentives

The Executive Directors currently participate in the Group’s Executive Share Option Schemes and Long Term Incentive Scheme. The performance conditions selected by the Remuneration Committee for the Executive Share Option Schemes and the Long Term Incentive Scheme are designed to be challenging, to align the interests of management with those of the shareholders and were agreed following extensive consultation with shareholder representative bodies.

Executive Share Option Schemes

Options become exercisable if Allied Domecq’s growth in normalised earnings per share exceeds the growth in the UK retail prices index (excluding mortgage interest) by 9% over three years. If the performance condition is not met over the three years following the grant of options, the condition is re-tested after four years and, if necessary, again after five years, with a consequent increase in earnings per share growth to 12% over four years or 15% over five years. If the performance condition is not met after five years, the options will lapse.

As a result of the Remuneration Committee’s review of long term incentive arrangements, it is proposed to replace the grant of options under the Executive Share Option Schemes with the award of conditional shares under a new Performance Share Plan. Introduction of the new plan is subject to shareholder approval at the Company’s AGM to be held on 28 January 2005 and a detailed summary of the plan is contained in the Chairman’s Letter to shareholders accompanying this Summary Financial Statement. Vesting of conditional awards under the plan will be subject to Allied Domecq’s annualised growth in normalised earnings per share exceeding the growth in the UK retail prices index (excluding mortgage interest) over three years, according to the following schedule:

3% real EPS growth per annum	20% vesting
7% real EPS growth per annum	100% vesting

For performance that is between 3% and 7% real EPS growth per annum, the number of shares that vest is determined on a straight line basis.

There is no performance re-testing under the new plan.

When considering the achievement of the performance conditions under both the Executive Share Option Schemes and the new Performance Share Plan, the Remuneration Committee has the discretion to adjust earnings per share to measure the underlying business performance of the Group.

Long Term Incentive Scheme

These awards are subject to Allied Domecq’s Total Shareholder Return performance over a three year period relative to a comparator group of companies. No shares will be delivered unless Total Shareholder Return is above median of the comparator group and for performance at the median of the comparator group 40% of the shares can be earned. The full number of shares can only be earned if the Total Shareholder Return is at or above upper quartile. For performance that is between median and upper quartile the number of shares that vest is determined on a straight line basis. In addition, awards will only vest if the Remuneration Committee is satisfied that underlying financial performance is satisfactory. As a result of the Remuneration Committee’s review of long term incentive arrangements, for the year ending 31 August 2005, the number of shares that can be earned for median performance is being reduced to 20% of the number initially awarded. In addition, it is proposed to amend the scheme rules to result in the accrual of dividends on shares earned. This amendment is subject to shareholder approval at the Company’s AGM to be held on 28 January 2005.

The current comparator group for awards under the Long Term Incentive Scheme comprise the following companies from the FMCG sector:

Altria Group	Kellogg
Anheuser-Busch	Nestlé
Associated British Foods	Pernod Ricard
British American Tobacco	Procter and Gamble
Brown Forman	SAB Miller
Cadbury Schweppes	Scottish & Newcastle
Carlsberg	Six Continents/Mitchells and Butlers(1)
Diageo	Tate & Lyle
Gallaher Group	Unilever
Heineken	Whitbread
Imperial Tobacco

Note

(1)          Following the demerger of Six Continents, the methodology followed to track TSR performance has been to synthesise the effect of the transaction. On demerger, Six Continents shareholders received 50 Mitchells and Butlers (MAB) shares, 50 Intercontinental Hotels Group (IHG) shares and 81 pence in cash for every 59 Six Continents shares held. The cash payment has been applied as a special dividend reinvested equally in shares of MAB and IHG. For awards made during the year ended 31 August 2004, Six Continents was replaced in the comparator group by Mitchells and Butlers.

Despite the very strong TSR performance of the Company relative to the FTSE 100 Index over the past five years, illustrated on the graph on page 29, the options granted under the Long Term Incentive Scheme in May 2001 did not vest.

Cash award

As reported last year, in November 2002, the Remuneration Committee made awards of deferred cash bonuses to certain senior executives including the four Executive Directors. These awards were made to take the place of grants of options under the Long Term Incentive Scheme which would have been made but in the event could not properly be made because of consolidation activity in the industry. In making these awards the Remuneration Committee took account of the value created for shareholders. The structure of the award has been designed to retain those executives who are eligible to receive the awards. The award was equal to 100% of base salary as at 1 January 2003. The payment of the award was subject to the executive remaining in employment on the payment dates. Half of the award was paid on 1 September 2003 and the other half was paid on 1 September 2004.

Performance-related bonuses

In order to promote share ownership and to aid retention, 25% of the bonus awarded is automatically, and up to a further 25% of the bonus awarded may be voluntarily, deferred and invested in Allied Domecq shares, which are forfeitable under certain circumstances. A matching award of an equal number of shares is awarded subject to the executive remaining in employment. 50% of the shares are released to the executive after two years and the remaining 50% of the shares are released to the executive after three years. The matching award is not subject to the achievement of any further performance conditions because it relates to the deferred element of a bonus which has already been earned.

Service agreements

The Executive Directors previously had service agreements requiring not less than 24 months’ notice of termination to be given by either party. The Remuneration Committee reviewed this policy in October 2003 and it was agreed that the Executive Directors would enter into new service agreements requiring not less than 12 month’s notice of termination to be given by either party.

The current service agreements contain provisions for compensation to be payable to the Directors upon early termination of employment without cause (i.e. without a reason or reasons otherwise entitling the Company to terminate an Executive Director’s employment in accordance with the terms of the agreement). Such compensation broadly provides for the payment to an Executive Director whose employment is terminated without cause of a sum equal to 95% of annual base salary, contractual benefits and bonuses.

The independent Non-Executive Directors (including the independent Chairman) do not have service agreements with the Company. It is the policy of the Company to appoint Non-Executive Directors for an initial period of three years renewable for a further period of three years, subject to election and re-election by shareholders in general meeting. The Board has to ratify any further period of appointment after this six year period. Following completion of his second three-year term, Donald Brydon has been re-appointed by the Board on an annual basis. The Chairman has a letter of appointment dated 29 January 2002 which requires not less than 12 months’ notice of termination to be given by either party.

Performance graph

The graph below shows Allied Domecq’s Total Shareholder Return for the five years to 31 August 2004 measured against the Total Shareholder Return of the FTSE 100 Index for the same period. As Allied Domecq has been a constituent of the FTSE 100 Index for nearly the whole of this five year period, that index is considered to be the most appropriate benchmark.

Total Shareholder Return – value of hypothetical £100 holding

Source: Datastream

Directors’ remuneration (audited)

	Salary/fees		Pension allowance (4)		Other benefits		Performance-related bonuses (5)		Total
	Year to	Year to	Year to	Year to	Year to	Year to	Year to	Year to	Year to	Year to
	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug	31 Aug
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
Philip Bowman	730	665	307	279	25	24	1,125	1,035	2,187	2,003
Graham Hetherington	357	335	77	71	16	15	529	507	979	928
David Scotland	374	353	82	77	33	28	570	542	1,059	1,000
Richard Turner	344	324	—	—	20	13	520	415	884	752

Non-Executive Directors
Sir Gerry Robinson	200	200	—	—	—	11	—	—	200	211
Paul Adams (1) (appointed 5 December 2003)	30	—	—	—	—	—	—	—	30	—
Bruno Angelici	40	—	—	—	—	—	—	—	40	—
Donald Brydon (2)	69	66	—	—	—	—	—	—	69	66
Sir Ross Buckland (retired 30 January 2004)	17	34	—	—	—	—	—	—	17	34
Peter Jacobs (retired 30 January 2004)	19	39	—	—	—	—	—	—	19	39
David Malpas (retired 20 October 2003)	6	39	—	—	—	—	—	—	6	39
John Rishton (appointed 5 December 2003)	33	—	—	—	—	—	—	—	33	—

Payment to former Director (3)									270	—
Total	2,219	2,055	466	427	94	91	2,744	2,499	5,793	5,072

Notes

(1)          Paul Adam’s fee as Non-Executive Director is paid directly to his principal employer, British Amercian Tobacco p.l.c.

(2)          Donald Brydon’s fee as Senior Independent Non-Executive Director includes his roles as Chairman of the Remuneration Committee and Chairman of the Allied Domecq pensions trusts.

(3)          The Payment to former Director is in respect of a phantom arrangement related to the share options of George McCarthy who retired as a Director on 29 February 2000.

(4)          Philip Bowman is not a member of any Allied Domecq pension scheme. Both Graham Hetherington and David Scotland are members of the Allied Domecq Executives Pension Fund but their pension benefits only relate to that part of their salary up to the Inland Revenue Earnings Cap (currently £102,000 per annum).

(5)          The performance-related bonus figures shown above include the deferred and matching elements of the bonus that are received in shares. The deferred bonus shares are forfeitable in certain circumstances and 50% of the deferred bonus shares are released to the executive after two years and the remaining 50% of the deferred bonus shares are released to the executive after three years. It should be noted that the matching shares are conditional, except under exceptional circumstances, on continued employment with the Group and therefore a significant amount of the performance-related bonus reported in the table above is not received by the Director until the end of the deferral period that operates under the Deferred Bonus Plan. A breakdown of the total bonuses reported is as follows:

	Cash bonus	Amount of deferred bonus taken in forfeitable shares	Current value of matching shares	Total
	£’000	£’000	£’000	£’000
Philip Bowman	375	375	375	1,125
Graham Hetherington	176.4	176.4	176.4	529.2
David Scotland	190	190	190	570
Richard Turner	173.25	173.25	173.25	519.75

Directors’ beneficial shareholdings

	At 31 August 2004 Number of Ordinary Shares*	At 1 September 2003 (or date of appointment, if later) Number of Ordinary Shares*
Paul Adams	—	—
Bruno Angelici	2,000	—
Philip Bowman	430,653	308,833
Donald Brydon	11,500	11,500
Graham Hetherington	156,724	107,253
John Rishton	—	—
Sir Gerry Robinson	—	—
David Scotland	142,746	77,766
Richard Turner	131,977	106,875
Total	875,600	612,227

Notes

(1)          At 31 August 2004 the Allied Domecq employee trusts held 27,073,905 (2003: 32,549,067) unallocated Ordinary Shares* in the Company on discretionary terms for the benefit of certain Group employees. The Executive Directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 20 October 2004 these holdings had reduced to 26,183,923 Ordinary Shares*.

(2)          The above table includes interests in deferred bonus shares awarded under the Company’s Deferred Bonus Plan and partnership shares purchased pursuant to the Company’s Share Partnership Plan and associated matching shares. The Directors beneficially own such shares, however certain of these shares are forfeitable in specific circumstances. The table excludes interests in matching shares under the Company’s Deferred Bonus Plan and interests in the Company’s Share Option and Long Term Incentive Schemes.

(3)          Philip Bowman purchased a further 66 shares and Richard Turner purchased a further 181 shares between 1 September 2004 and 20 October 2004. No Director had a Non-beneficial interest in shares or stocks of the Company at any time either during the year ended 31 August 2004 or between 1 September 2004 and 20 October 2004.

*                 Includes American Depositary Shares representing underlying Ordinary Shares

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

20 October 2004

Group profit and loss account

Year to 31 August 2004

		Year to 31 August 2004					Year to 31 August 2003 (restated)
		Before					Before
		goodwill		Goodwill			goodwill		Goodwill
		and		and			and		and
		exceptional		exceptional			exceptional		exceptional
		items		items	Total		items		items	Total
		£m		£m	£m		£m		£m	£m
	Turnover	3,229		—	3,229		3,317		—	3,317
Operating costs	– goodwill amortisation	—		(40)	(40)		—		(40)	(40)
	– Mexican excise rebate	—		—	—		—		38	38
	– other	(2,604)		(36)	(2,640)		(2,704)		(10)	(2,714)
	Operating profit from continuing operations	625		(76)	549		613		(12)	601
	Share of profits of associated undertakings	32		—	32		24		—	24
	Trading profit on ordinary activities before finance charges	657		(76)	581		637		(12)	625
	Profit on sale of businesses in discontinued activities	—		20	20		—		—	—
	Profit on disposal of fixed assets in continuing activities	—		14	14		—		—	—
	Profit on ordinary activities before finance charges	657		(42)	615		637		(12)	625
	Interest payable	(117)		—	(117)		(126)		—	(126)
	Other finance charges	(19)		—	(19)		(20)		—	(20)
	Profit on ordinary activities before taxation	521		(42)	479		491		(12)	479
	Taxation	(125)		16	(109)		(118)		(8)	(126)
	Profit on ordinary activities after taxation	396		(26)	370		373		(20)	353
	Minority interests - equity and non-equity	(14)		—	(14)		(16)		—	(16)
	Profit earned for Ordinary Shareholders for the year	382		(26)	356		357		(20)	337
	Ordinary dividends				(167)					(150)
	Retained profit				189					187
	Earnings per Ordinary Share:
	– basic				33.1	p				31.3	p
	– diluted				32.9	p				31.3	p
	– normalised	35.5	p				33.2	p

Changes in accounting policies

(a)          The Group has adopted ‘FRS 17 – Retirement benefits’ in full from 1 September 2003. In prior years, the Group has complied with the transitional disclosure requirements of this standard.  The adoption of FRS 17 has led to an increase in the reported trading profit of £16m for the year to 31 August 2003 and an increase in finance charges of £20m for the year to 31 August 2003. The tax impact of these changes was a decrease of £1m for the year to 31 August 2003. The overall effect of adopting FRS 17 was a decrease in retained profits of £3m for the year to 31 August 2003. The adoption of this standard has resulted in a reduction of £552m in net assets at 31 August 2003.

(b)         The Group has complied with ‘UITF 38 – Accounting for ESOP Trusts’. This has resulted in the reclassification of shares held in employee trusts from investments to Shareholders’ funds reducing net assets by £129m at 31 August 2003. There were no changes to the reported profits for the the year to 31 August 2003. In addition the 2003 net cash outflow arising from the purchase and disposal of shares by the trusts has been reclassified from ‘Capital expenditure and financial investment’ to ‘Financing’.

(c)          ‘FRS 5 – Reporting the substance of transactions’. This standard has been amended by the addition of a new Application Note G on revenue recognition. A number of items previously classified as operating costs are now treated as discounts, reducing turnover by £93m for the year to 31 August 2003. The items reclassified are price support, listing allowances, redemptions and advertising contributions. There were no changes to the reported profits for the year to 31 August 2003.

Group balance sheet

At 31 August 2004

		31 August 2004	31 August 2003
			(restated)
		£m	£m
Fixed assets
Intangible assets		1,234	1,273
Tangible assets		921	966
Investments and loans		21	31
Investments in associates		73	85
Total fixed assets		2,249	2,355
Current assets
Stocks		1,343	1,407
Debtors		636	701
Cash at bank and in hand		129	175
Total current assets		2,108	2,283
Creditors (due within one year)
Short-term borrowings		(378)	(772)
Other creditors		(1,088)	(1,161)
Total current liabilities		(1,466)	(1,933)
Net current assets		642	350
Total assets less current liabilities		2,891	2,705
Creditors (due after more than one year)
Loan capital		(1,692)	(1,815)
Other creditors		(43)	(46)
Total creditors due after more than one year		(1,735)	(1,861)
Provisions for liabilities and charges		(179)	(126)
Net assets excluding pension and post-retirement liabilities		977	718
Pension and post-retirement liabilities (net of deferred taxation)		(387)	(405)
Net assets including pension and post-retirement liabilities		590	313
Capital and reserves
Called up share capital		277	277
Share premium account		165	165
Merger reserve		(823)	(823)
Shares held in employee trusts		(112)	(129)
Profit and loss account		1,003	747
Shareholders’ funds	– equity	510	237
Minority interests	– equity and non-equity	80	76
		590	313

Approved by the Board on 20 October 2004 and signed on its behalf by:

/s/ Sir Gerry Robinson	/s/ Graham Hetherington
Sir Gerry Robinson,	Graham Hetherington,
Chairman	Director

Group cash flow information

Year to 31 August 2004

	Year to 31 August 2004	Year to 31 August 2003
		(restated)
	£m	£m
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit	549	601
Goodwill amortisation	40	40
Exceptional operating costs	8	4
Depreciation	78	75
Increase in stocks	(5)	(72)
(Decrease)/increase in debtors	(3)	58
Increase in creditors	9	65
Expenditure against provisions for reorganisation and restructuring costs	(34)	(29)
Other items	13	6
Net cash inflow from operating activities	655	748

Group cash flow statement
Net cash inflow from operating activities	655	748
Dividends received from associated undertakings	15	13
Returns on investments and servicing of finance	(122)	(148)
Taxation paid	(82)	(65)
Capital expenditure and financial investment	(58)	(120)
Acquisitions and disposals	9	—
Equity dividends paid	(156)	(144)
Cash inflow before use of liquid resources and financing	261	284
Management of liquid resources	(4)	50
Financing	16	(200)
Increase in cash in the year	273	134

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	273	134
Increase/(decrease) in liquid resources	4	(50)
Decrease in loan capital	1	164
Movement in net debt resulting from cash flows	278	248
Exchange adjustments	193	(82)
Movement in net debt during the year	471	166
Opening net debt	(2,412)	(2,578)
Closing net debt	(1,941)	(2,412)

Statement of the independent auditor to the members of Allied Domecq PLC

Pursuant to section 251 of the Companies Act 1985

We have examined the Summary Directors’ Report and Accounts set out on pages 27 to 34.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Directors’ Report and Accounts within the Summary Financial Statement with the full annual Accounts, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

We also read the other information contained in the Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Directors’ Report and Accounts.

Basis of audit opinion

We conducted our audit in accordance with Bulletin 1999/6 ‘The auditors statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full annual Accounts describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the Summary Directors’ Report and Accounts is consistent with the full annual Accounts, the Directors’ Report and the Directors’ Remuneration Report of Allied Domecq PLC for the year ended 31 August 2004 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London

20 October 2004

Investor information

Financial calendar

Ex dividend date for final dividend	5 January 2005
Record date for final dividend	7 January 2005
Annual General Meeting	28 January 2005
Final dividend payable (Ordinary Shares)	2 February 2005
Final dividend payable (ADRs)	9 February 2005
Interim results announced (provisional)	21 April 2005
Ex dividend date for interim dividend (provisional)	29 June 2005
Record date for interim dividend (provisional)	1 July 2005
Interim dividend payable (Ordinary Shares) (provisional)	29 July 2005
Interim dividend payable (ADRs) (provisional)	5 August 2005

Annual General Meeting

The AGM of the Company will be held at 2.00pm on 28 January 2005 at the Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ. The Notice of Meeting is set out in the Chairman’s Letter to Shareholders.

Shareholder enquiries UK – Registrars

Enquiries relating to your shareholding, dividend payments and other administrative matters should be addressed to the Company’s Registrar at: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK.

Tel: +44 (0)870 702 0000

e-mail: web.queries@computershare.co.uk

web address: www.computershare.com

Electronic communication

Allied Domecq offers shareholders the opportunity to receive corporate documents such as the Report and Accounts and Notices of Meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website. Receiving corporate documents electronically has clear environmental benefits by reducing the amount of paper we use each time we produce and dispatch documents to shareholders.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1.        Log on to www.allieddomecq.com

2.        Click on Investor Relations

3.        Click on Shareholder Services

4.        Click on Registrar Services

5.        Click on Online Shareholder Services

6.        Enter your personal details – Shareholder Reference Number (this is the 11 – digit number printed on your form of proxy), surname, country or postcode, and click on ‘submit’

7.        Click on Electronic Shareholder Communications

8.        Read the Terms and Conditions and, if you agree to them, press ‘enter’

9.        Register your e-mail address and click on ‘submit’

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

USA – ADR administration

The depositary bank is the JPMorgan Chase Bank and enquiries on ADR holdings should be made to:

JPMorgan Chase Bank, Shareholder Relations,

PO Box 43013, Providence,

RI 02940-3013, USA.

Tel: +1 781 575 4328

e-mail: adr@jpmorgan.com

web address: www.adr.com/shareholder

Company Secretary and Registered Office

Other enquiries should be addressed to:

Corporate Secretariat,

Allied Domecq PLC,

The Pavilions, Bridgwater Road,

Bedminster Down,

Bristol BS13 8AR, UK.

Tel: +44 (0)117 978 5000.

Environment and alcohol issues

For further details about our environmental and alcohol policies and related literature, please write to:

Jan Buckingham, Director, Group Social & Environmental Policy, at the Registered Office address above.

Corporate information and internet

Corporate information, including press releases, Annual Reports and presentations, can be downloaded from the Group’s website at www.allieddomecq.com

Share price quotation

For information on the market prices of the Company’s Ordinary Shares and ADRs, please refer to the investor relations section of the Group’s website.

Low cost dealing service

For information on a low cost dealing service for shareholders, please refer to the Group’s website at www.allieddomecq.com or contact the Corporate Secretariat at the Registered Office (details above).

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© 2004 Allied Domecq PLC. All rights reserved. All brands mentioned in this Annual Report are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Allied Domecq PLC

The Pavilions

Bridgwater Road

Bedminster Down

Bristol

BS13 8AR

UK

Registered number: 3771147

Registered in England and Wales

Telephone: +44 (0)117 978 5000

www.allieddomecq.com